Atna Resources Ltd. Reports Resource Estimate at Pinson

VANCOUVER, BC -- 02/23/2005 -- Atna Resources Ltd. (TSX: ATN) is pleased to report results of a mineral resource estimate at the Pinson gold property in Nevada. The mineral resource estimate is based on assay results from 236,000 feet of drilling in 401 holes including the 30,000-foot drill program recently completed by Atna. The estimate includes the Range Front and CX zones, which are two parallel zones of mineralization 600 feet apart that dip below previously mined open pits. These zones remain open along strike and at depth and will be the focus of future drill programs along with several other zones of mineralization on the property. David Watkins, President and CEO of Atna, stated, "We are encouraged by the size and grade of the resource and will examine options to fast track the project into production while continuing to explore extensions of the mineralization and other targets in the area." The report estimates measured plus indicated mineral resources totaling 500,000 ounces gold plus an additional 1,300,000 ounces gold of inferred mineral resource. The resource is summarized at several cut-off grades in the following tables:

Range Front and CX Zones, Resource Estimate

            0.15 Au opt cut-off  0.20 Au opt cut-off  0.25 Au opt cut-off
              Tons      Grade      Tons      Grade      Tons      Grade
                        Au opt               Au opt               Au opt
Measured     446,000     0.27     319,000     0.30     213,000     0.34
Indicated  1,313,000     0.30   1,148,000     0.32     860,000     0.36
M+I        1,758,000     0.30   1,467,000     0.32   1,073,000     0.35
and
Inferred   4,211,000     0.32   3,889,000     0.33   3,054,000     0.36

Range Front and CX Zones, Total Contained Ounces

           0.15 Au opt cut-off   0.20 Au opt cut-off   0.25 Au opt cut-off
Measured           119,000             97,000                73,000
Indicated          400,000            371,000               306,000
M+I                519,000            467,000               379,000
and
Inferred         1,332,000          1,273,000             1,084,000
Exploration Potential and Resource Upgrade Plans

Atna plans to collar an adit during the second quarter of 2005 from within the CX pit, which will provide access for underground definition and exploration drilling. This program is designed to upgrade the inferred mineral resource to a measured and indicated category through delineation drilling and to generate a mine plan by year-end. Underground exploration drilling will test extensions of the CX and Range Front zones down-dip and along strike. Underground development will also provide exploration access to explore other areas of known mineralization, primarily in the hanging wall of the Range Front zone. In addition to the planned underground program, surface drilling will resume during the second quarter of 2005 to test additional targets on the Pinson property and the shallowest portions of the Range Front zone.

Resource Estimate Details

The block model grade estimation is derived from the geologic interpretation and geostatistical analysis of the drill hole sample data. Robert Sim, P.Geo., an independent geologist specializing in mineral resource modeling and estimation and Qualified Person as defined by National Instrument 43-101, is responsible for the resource estimate. William Stanley, V.P. Exploration of Atna, is a Licensed Geologist, and Qualified Person as defined by National Instrument 43-101, who is responsible for the Pinson project, has reviewed and approved this news release. The estimate has an effective date of February 22, 2005 and will be filed in a Technical Report that will be posted on SEDAR within 30 days. Atna is unaware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other factors that will have an adverse material impact on the mineral resource.

For further information contact:
ATNA RESOURCES LTD.
Deanna McDonald
Geologist & Corporate Communications Manager
Tel: (604) 684-2285
Fax: (604) 684-8887
E-mail: dmcdonald@atna.com
Website: www.atna.com